

May 5, 2011

Stuart A. Rothstein
Chief Financial Officer
Apollo Residential Mortgage, Inc.
c/o Apollo Global Management, LLC
9 West 57th Street, 43rd Floor
New York, New York 10019

> **Re:** **Apollo Residential Mortgage, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed April 19, 2011**
> **File No. 333-172980**

Dear Mr. Rothstein:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 of our comment letter dated April 19, 2011. We have referred your analysis to the Division of Investment Management and they will contact you directly when they have completed their review. Please feel free to contact the Division of Investment Management staff member referenced below regarding their review.

2. We note your response to comment 4 of our comment letter dated April 19, 2011 and have the following comments:

   - You state that substantially all net proceeds of the offering will be used to purchase Agency MBS assets. We further note your response to comment 3 that you expect your initial portfolio to be nearly exclusively Agency MBS and that you will diversify your asset base as market conditions warrants thereafter. Given this flexibility in your short term investment strategy, your offering appears to constitute a "blind-pool" offering. Accordingly, please revise your disclosure to provide a detailed narrative and quantitative disclosure regarding the prior performance of the sponsor.   Refer to Item 8 of Industry Guide 5.

- We note that your narrative discussion of your sponsor's prior MBS programs appears to cover less than the 10 years referenced in Item 8.A.1 of Industry Guide 5 for guidance. Please revise or advise. In addition, please provide the information required by Item 8.A.2 of Industry Guide 5 or advise.

Cover Page

3.   Please revise the fourth risk factor to state that you may change your targeted class of investments without shareholder notice or consent. Please make similar changes to your summary and full risk factors.

4.   Please add a cover page risk factor stating that you may not terminate or elect not to renew the management agreement even in the event of poor performance without having to pay substantial termination fees. Please make similar changes to your summary and full risk factors.

Our Target Assets, page 8

5.   We note your response to comment 10 of our comment letter dated April 19, 2011. We continue to believe that you should disclose the percentage breakdown of your anticipated portfolio of Agency MBS, non-Agency MBS, residential mortgage loans and other residential mortgage assets. Please revise accordingly. In addition, please specify the timeframe you intend when you state "over time" you will seek to diversify your portfolio.

Use of Proceeds, page 59

6.   We note your disclosure on page 59 that you plan to use substantially all of the net proceeds of this offering and the concurrent private placement to purchase Agency MBS assets and that you expect your initial portfolio to be nearly exclusively Agency MBS. Please revise to clarify what you mean by "substantially all" and "nearly exclusively." To the extent you intend to purchase other assets, please revise to disclose.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 59

Critical Accounting Policies and Use of Estimates, page 61

7.   We note your response to prior comment 19 and reissue the comment in part. For instance, the guidance for Beneficial Interests in Securitized Financial Assets is contained within ASC 325-40.

About Apollo, page 76

8.   We note your response to comment 22 of our letter dated April 19, 2011. We
        continue to believe that you should explain to us why it is appropriate to disclose total
        asset returns separately for the portions of its portfolio that have been sold and to
        disclose total asset returns calculated using the assumption that Vantium was able to
        sell its illiquid assets at their mark-to-model value. In addition, please tell us what
        percentage of Vantium's total portfolio has been sold to date.

9.   We note your response to comment 4 of our letter dated April 19, 2011 that refers to
        Vantium as a portfolio company owned by Apollo and private equity funds managed
        by Apollo. We further note your disclosure on page 1 that Vantium has invested in
        over $750 million in residential mortgage assets with a combined par value of
        approximately $2 billion. Please provide a more detailed analysis regarding why
        Vantium should not be considered a prior program.

Underwriting, page 156

Other Relationships, page 174

10.   We note your response to comment 23 of our comment letter dated April 19, 2011.
        Please revise your disclosure to clearly identify each underwriter that has a material
        relationship with your sponsor and state the nature of the relationships or advise.

Notes to Balance Sheet

Note 3 – Significant Accounting Policies

Underwriting Commissions and Offering Costs, page F-4

11.   Please expand your disclosure to discuss your accounting policy for the arrangement
        with your manager regarding refund of initial underwriting discount.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities Act
of 1933 and all applicable Securities Act rules require. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective
date of the pending registration statement please provide a written statement from the
company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573, or Jessica Barberich, Accounting Reviewer, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Jay L. Bernstein
    Clifford Chance US LLP